File No. 812-
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act and under
Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.

In the Matter of
U.S. One, Inc.

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:
Paul Hrabal
U.S. One, Inc.
P.O. Box 17073
Reno, NV 89511
WITH A COPY TO:
W. John McGuire, Esq.
Michael Berenson, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Page 1 of 57 sequentially numbered pages (including exhibits)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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:
In the matter of:	:
	:	Application for an Order under
	:	Section 6(c) of the Investment Company
	:	Act of 1940 for an exemption from
	:	Sections 2(a)(32), 5(a)(1), and 22(d)
U.S. One, Inc.	:	of the Act and Rule 22c-1 under
	:	the Act and under Sections 6(c) and
	:	17(b) of the Act for an exemption from
	:	Sections 17(a)(1) and (a)(2) of the Act.
:
:
P.O. Box 17073	:
Reno, NV 89511	:
File No. 812-	:
:
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I. INTRODUCTION
     A. Summary of Application
     U.S. One, Inc. (the “Advisor”), together with a Trust to be established (the “Trust” and, collectively with Advisor, the “Applicants”) hereby apply for and request an order under section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act (the “Order”). The Order would permit, among other things, (a) an open-end investment company to issue shares with limited redeemability (“Shares”); (b) secondary market transactions in Shares at negotiated prices on a national securities exchange, as defined in section 2(a)(26) of the Act, and (c) certain affiliated persons of the investment company and affiliated persons of such affiliated persons (“second tier affiliates”) to buy securities from, and sell securities to, such investment company in connection with the purchase and redemption of aggregations of Shares.
     The requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     B. Comparability to Prior Commission Orders
     The requested relief is similar to the relief granted by the Securities and Exchange Commission (the “Commission”) to other open-end management investment companies, including iShares Trust, iShares, Inc. (iShares Trust and iShares, Inc. are collectively referred to as “iShares”),1 PowerShares Actively Managed Exchange-Traded Fund Trust2 and Index IQ ETF Trust,3 (collectively, “Prior ETFs”) and also substantially the same as relief requested by AdvisorShares Trust.4
     Previous Commission orders permitting exchange-traded investment companies (“ETFs”) generally have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. In this case, the ETFs that are the subject of this Application will not attempt to track the performance of a specific securities index. In contrast to most existing ETFs, the relief requested herein would permit an ETF to hold securities actively selected by its investment adviser unrelated to the performance

[1]	Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended (the “iShares Orders”).

[2]	PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (February 27, 2008).

[3]	Index IQ ETF Trust, et al., Investment Company Act Release No. 28638 (February 27, 2009).

[4]	AdvisorsShares Investments, LLC, et al., Investment Company Act Release No. 28568 (December 23, 2008) (notice).

of any securities index. Because Applicants seek exemptive relief for an actively managed fund to issue exchange-traded shares, this application addresses not only the customary issues raised by an index-based ETF proposal, but also the additional issues the Commission raised concerning the concept of an actively managed ETF.5 Although the requested relief was until recently somewhat novel, the Applicants believe that the relief sought does not raise any unique regulatory concerns and remains appropriate.
II. THE APPLICANTS
     A. The Trust
     The Trust will be a statutory trust established under the laws of Delaware and will be registered with the Commission as an open-end management investment company. The Trust will be organized as a series investment company with one initial series. The Applicants are requesting relief with respect to the initial series (the “Initial Fund”) of the Trust. The Applicants also request that the relief requested herein extend to certain other future series of the Trust (each a “Future Fund”, and, together with the Initial Fund, individually a “Fund” and collectively the “Funds”).
     As noted below, Applicants intend that the Initial Fund will primarily hold shares of underlying ETFs. In addition, the Initial Fund and any Future Fund may invest also in equity securities or fixed income securities traded in the U.S. or non-U.S. markets, as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, and shares of money market mutual funds or other investment companies, all in accordance with

[5]	Investment Company Act Release No.25258 (November 8, 2001) (the “Concept Release”).

their investment objectives. The Funds may also invest in equity securities or fixed income securities traded in international markets or in a combination of equity, fixed income and U.S. money market securities and/or non-U.S. money market securities.
     Any Future Fund will (1) be advised by the Advisor (as defined below) or an entity controlled by or under common control with the Advisor and (2) comply with the terms and conditions stated in this Application.6
     Each Fund will have a distinct investment objective that is different than that of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an “active” management strategy. The Trust will adopt certain fundamental policies consistent with the Act. It is anticipated that each Fund will be classified as “diversified” under the Act.7 Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986 (the “Code”), in order to relieve each Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders.

[6]	All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the order.

[7]	See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,” appropriate risk disclosure will be included in the Fund’s registration statement.

The Initial Fund will operate as a “fund of funds,” in that it will hold shares of underlying ETFs, as well as shares of certain exchange traded products that are not registered as investment companies under the Act.8 Each underlying ETF will be selected pursuant to a managed asset allocation strategy. In each case, each underlying ETF will trade on a U.S. or non-U.S. securities exchange, and will calculate its net asset value (“NAV”) each day.9 The Initial Fund will periodically change the composition of its portfolio, and will provide market participants information regarding any such change in portfolio composition the following day (T+1), the first day that such security would be reflected in the Fund’s NAV.10
     A broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be the principal underwriter and distributor of the Creation Units (as defined below) of Shares (the “Distributor”). The Distributor will not be affiliated with any national securities exchange. The Distributor will be identified as such in the current prospectus (“Prospectus”) for each Fund.11

[8]	The Funds may invest in exchange traded products that invest primarily in commodities or currency, but otherwise operate in a manner similar to exchange traded products registered under the Act. See, e.g., SPDR Gold Trust and iShares COMEX Gold Trust. The Funds may also invest in certain exchange traded notes that generally operate like an ETF, but provide for weekly redemptions and creations.

[9]	For example, an underlying ETF that trades on a national exchange will typically calculate its NAV typically at the close of trading on the New York Stock Exchange (the “NYSE”).

[10]	Currently, each traditional index based ETF publishes its basket of portfolio securities once each day. Each Fund will similarly publish its list of portfolio securities each morning.

[11]	All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Companies Act Release No. 28584 (Jan. 13, 2009).

     B. The Advisor
     U.S. One, Inc., a Nevada corporation, or a subsidiary thereof, will be the investment adviser (the “Advisor”) to the Initial Fund. The Advisor has its principal office located in Reno, Nevada. The Advisor will, prior to the Fund beginning operations, register as an investment adviser under section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Trust anticipates that Funds may engage subadvisors (“Other Advisors”) to manage specific strategies suited to the Other Advisors’ expertise, including having multiple Other Advisors managing portions of a single Fund. Any Other Advisors will be registered under the Advisers Act.
III. APPLICANTS’ PROPOSAL
     A. Operation of The Funds
          1. Capital Structure and Voting Rights; Book-Entry.
          Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware corporation law. Shares will be registered in book-entry form only and the Funds will not issue individual share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (e.g., broker-dealers, banks, trust companies and clearing companies) (“DTC Participants”). Shares will be registered in book entry form only, which records will be kept by the Depository.

Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Conveyances of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.
          2. Investment Objectives.
          As noted above, previous Commission orders permitting exchange-traded investment companies generally have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The relief requested herein is similar, except that the Funds will not seek to track the performance of a securities index. Instead, in seeking to achieve its investment objective, the Funds will utilize an “active” management strategy for asset allocation, security selection and portfolio construction.
          The investment objective of the Initial Fund will be to provide capital appreciation. Each Fund’s investment objective, policies, and investment strategies will be fully disclosed in the Fund’s prospectus (“Prospectus”) and statement of additional information (“SAI”). Each Fund will attempt to be fully invested at all times in the underlying ETFs identified by the Advisor. Nonetheless, a Fund may also hold debt and or equity securities, futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of money market mutual funds or other investment companies, cash and cash equivalents all in accordance with the Fund’s investment objective.
          3. Listing Market.
          The Trust intends to submit an application to list the Shares of each Fund on a national securities exchange (a “Listing Market”) such as the NYSE and it is expected that one or more member firms will be designated to act as a specialist and maintain a market for the Shares trading on the Listing Market (the “Exchange Specialist”).
          As long as a Fund operates in reliance on the requested Order, Shares of the Fund will be listed on a Listing Market. Shares may also be cross-listed on one or more foreign securities exchanges. No affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.
     B. Purchases and Redemptions of Shares and Creation Units
     Shares of each Fund will be issued in large groups, typically 50,000 or more (“Creation Units”). The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. The NAV of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A “Business Day” is defined as any day that the Trust is open for business, including as required by section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $25 to $200, and that the price of a Creation Unit will range from $1,250,000 to $10,000,000.
     Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.
     The pricing of Shares by means of bids and offers on the Listing Market in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by the Prior ETFs whose individual securities all trade on a Listing Market. Applicants understand that the Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.
          1. Placement of Orders to Purchase Creation Units.
          Purchases of Creation Units of the Funds shall be made generally by means of an in-kind tender of shares of specified ETFs and/or other securities (“Deposit Securities”), with any cash portion of the purchase price to be kept to a minimum, all in the manner described herein. This in-kind approach would minimize the need to liquidate portfolio securities to meet redemptions and to acquire portfolio securities in connection with purchases of Creation Units. Deposit Securities will generally consist of a mix of shares of ETFs used by the Advisor to meet a Fund’s investment objective.

          However, the Trust may permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In addition, over time the Trust may conclude that operating the Funds on an in-kind basis may present operational problems for the Funds. In order for the Trust to preserve maximum efficiency and flexibility, the Initial Fund and any Future Fund reserve the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units of Funds, to the extent made at all in the future, would be made if the Trust and the Advisor believed such method would substantially minimize the Trust’s transaction costs or would enhance the Trust’s operational efficiencies.
          All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor. Authorized Participants may be, but are not required to be, members of the Listing Market. Investors may obtain a list of Authorized Participants from the Distributor.
          Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Shares. The enhanced clearing process (the “NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the “DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units. Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming Funds through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.
          The Transaction Fee will be limited to amounts that have been determined by the Advisor to be appropriate. The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units. Every purchaser of a Creation Unit will receive a Prospectus that contains complete disclosure about the Transaction Fee.
          All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) in each case on the date such order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.
          The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Securities (or cash) and any accompanying Cash Amount, as defined below, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders. The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of Shares.
          2. Payment for Creation Units.
          Persons purchasing Creation Units from a Fund must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Advisor (the “Cash Amount”), plus the applicable Transaction Fee. The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.” The Cash Amount is a cash payment designed to ensure that the total aggregate value of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase. The Cash Amount is an amount equal to the difference between the NAV of a Creation Unit and the market value of the Deposit Securities.12

[12]	If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

          The Advisor will make available on each Business Day, prior to the opening of trading on the Listing Market (expected to be 9:30 a.m. ET) the list of names and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund.13 The Advisor also will make available on a daily basis information about the previous day’s Cash Amount relevant to the purchase of each Fund. The Applicants reserve the right to permit or require an investor purchasing a Creation Unit from a Fund to substitute an amount of cash or a different security to replace any prescribed Deposit Security.14 Substitution might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process or DTC Process;15 or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Creation Deposit are expected to be immaterial, and in any event the

[13]	The Advisor and Distributor each will adopt a Code of Ethics as required under rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In addition, the Advisor will adopt policies and procedures as required under section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Advisor or any associated person. Any subadvisor to a Fund will be required to adopt and maintain a similar code of ethics and insider trading policies and procedures. In accordance with Advisor’s Code of Ethics and Inside Information Policy, personnel of the Advisor with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

[14]	An investor that tenders a non-conforming basket of Deposit Securities will be required to purchase Creation Units through the DTC Process because the NSCC Process cannot currently handle a non-conforming deposit. Applicants understand that the NSCC is working to modify its clearing process to permit a purchase or redemption using a basket of securities that varies slightly from the prescribed basket.

[15]	It is rare that a listed security is ineligible for transfer through one of these clearing systems.

Advisor may adjust the relevant Transaction Fee to ensure that the fund collects the extra expense from the purchaser.16
          In addition to the information made available by the Advisor, the Listing Market will disseminate: (i) continuously throughout the regular trading hours (anticipated to be 9:30 a.m. to 4:00 p.m. or 4:15 p.m. ET, as specified by the Listing Market), through the facilities of the consolidated tape, the market value of a Share, and (ii) every 15 seconds throughout the regular trading hours a calculation of the estimated NAV of a Share (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.17
          3. Redemption.
          Just as Shares can be purchased from a Fund only in Creation Unit size aggregations, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated). Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received in proper form.18

[16]	Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the fund of buying those particular Deposit Securities. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[17]	In contrast to most existing exchange traded funds such as iShares, there is no benchmark index with which to compare the NAV of a Fund. Nonetheless, Applicants believe that the dissemination of an estimated NAV calculated on the current disseminated Creation Deposit throughout the day will provide investors with the same type of information that is provided by the dissemination of the intra-day value of a benchmark index.

[18]	Consistent with the provisions of section 22(e) of the Act and rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by section 22(e) of the Act.

          Shares in Creation Units of Funds will be redeemable on any Business Day in exchange for a basket of securities (“Redemption Securities”).19 The Redemption Securities received by a redeeming investor in most cases will be the same as the Deposit Securities required of investors purchasing Creation Units on the same day.20 Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay to the Fund an amount calculated in the same manner as the Cash Amount (“Cash Redemption Payment”).21 The redeeming investor also must pay to the Fund a Transaction Fee to cover custodial costs.
          A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.22 This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. For example, a redeeming investor may be

[19]	The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933. The specified Deposit Securities and Redemption Securities will generally correspond pro rata to the Funds’ portfolio securities.

[20]	There may be circumstances, however, where the Deposit and Redemption Securities could differ. For example, if ABC stock were replacing XYZ stock in a Fund’s portfolio at the close of today’s trading session as a result of the ongoing reassessment of portfolio securities by the Advisor, today’s prescribed Deposit Securities might include ABC but not XYZ, while today’s prescribed Redemption Securities might include XYZ but not ABC. Having the flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and lowers the Fund’s brokerage costs, and thus is in the best interests of the Fund’s shareholders.

[21]	Although calculated in the same manner as the Cash Amount, the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on that day.

[22]	A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors. For example, a Fund may need to manage its cash position on a day when it receives an extraordinary amount of dividend income.

restricted from owning and holding more than a specified percentage of the outstanding securities of an underlying ETF.23
          As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process. The Transaction Fee for redemptions effected through the DTC Process will be higher than for redemptions effected through the NSCC Process.
          4. Pricing of Shares.
          The price of Shares trading on the Listing Market will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the portfolio securities held by such Fund. Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day’s NAV nor the current day’s NAV. Prices on the Listing Market therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Listing Market will be subject to customary brokerage commissions and charges.
          Applicants believe that the existence of a continuous trading market on the Listing Market for Shares, together with the publication by the Listing Market of the estimated NAV of a Share will be a key advantage of the Trust in contrast to a traditional mutual fund. Applicants intend to emphasize this distinction in the marketing of Shares.

[23]	If a redeeming investor must take (or chooses to take) cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process rather than the NSCC Process. See footnote 14, supra.

          The pricing of Shares by means of bids and offers on the Listing Market in the secondary market would be similar to the pricing of shares of many other ETFs. The Applicants are aware of the marketing success of Prior ETFs, the individual securities of which are traded on U.S. security exchanges, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. The Applicants believe that Prior ETFs have traded at, or very close to, their respective NAVs, since trading commenced. 24 Applicants believe that an exchange-traded open-end investment company that provides a daily redemption feature affords significant benefits over both a traditional closed-end structure and a closed-end fund that makes periodic repurchase of its shares pursuant to Rule 23c-3.
     C. Likely Purchasers of Shares
     Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified selection of ETFs and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the cost of depositing the Portfolio Deposit and creating a Creation Unit to be unbundled into individual Shares. The Applicants do not expect that arbitrageurs will hold positions in Shares

[24]	See A Comprehensive Analysis of ETF Premiums and Discounts, presented by Dr. Robert F. Engle, NYU, and Dr. Debo Sarkar, Analysis Group/Economics (January 14, 2002). Applicants understand that the sole exception is the experience of the Malaysia (Free) iShares MSCI Series, which announced that it was suspending creations and discouraging redemptions following the imposition of capital controls by the Malaysian government in September 1998. Since the time of that announcement, the shares of the Malaysia (Free) iShares MSCI Series have traded at substantially wider spreads to NAV than those shares had traded prior to such announcement.

for any length of time unless the positions are appropriately hedged. The Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.
     In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. The Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in a professionally managed, diversified selection of ETFs.
     D. Disclosure Documents
     Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of section 5 of the Securities Act, section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

     Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.
     Each Fund’s Prospectus will make clear that Shares may be bought from and redeemed with the Fund only in Creation Units, and will contain a detailed explanation of the procedures for purchasing and redeeming Creation Units. It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit.
     A Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from the Fund. Because new Shares may be issued on an ongoing basis, a “distribution” of Shares could be occurring at any time. The Prospectus will caution broker-dealers and others that some activities on their part, depending on the circumstances, may result in their being deemed participants in the distribution of Shares in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it purchases Creation Units from a Fund, breaks them down into the constituent Shares, and sells those Shares directly to customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Each Fund’s Prospectus will state that whether a person is an underwriter depends upon all of the facts and circumstances pertaining to that person’s activities. Each Fund’s Prospectus also will caution dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C)

of the Securities Act, that they would be unable to take advantage of the prospectus delivery exemption provided by section 4(3) of the Securities Act.
     The Prospectus will provide a plain English overview of the Fund, including its investment objective and investment strategies and the material risks and potential rewards of owning the Fund’s Shares. It also will provide a plain English description of the salient aspects of Shares, including: the manner in which Shares will be traded on the Listing Market, including application of trading halt procedures; the identity of the Advisor; the composition and frequency of net dividend distributions; and the actions, if any, that would be taken by the Fund if its Shares are delisted. It also will clearly disclose, among other things, that Shares are not redeemable individually, and that an investor selling Shares on the secondary market may incur brokerage commissions when selling the Shares and may receive less than the NAV of the Shares.
     The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.
     E. Sales and Marketing Materials
     The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A and this phrase will not be included on the Prospectus cover page or summary; (3) the front cover page of the Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on the Listing Market and will be individually non-redeemable; and (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only. The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI to the maximum extent possible.
     The Trust will not be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional mutual funds. Each Fund’s Prospectus will also prominently disclose that the Fund is an actively managed exchange traded fund. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Units only. Each Fund’s Prospectus will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the

Shares. The Prospectus will also state that, while Creation Units of Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and will indicate the estimated cost of a Creation Unit of each Fund as of a recent date, and will refer to the SAI for details.
     Each Fund’s Prospectus will indicate that the proposed method by which Fund Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for other ETFs. As described above, Fund Shares in Creation Units will be offered continuously to the public. Because Fund Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the distributor, breaks them down into the constituent Fund Shares, and sells such Fund Shares directly to customers, or if it chooses to couple the purchase of a supply of Fund Shares with an active selling effort involving solicitation of secondary market demand for Fund Shares. Each Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

     Each Fund’s Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Fund Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by section 4(3) of the Securities Act. Applicants also note that section 24(d) of the Act provides that the exemption provided by section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.
     F. Availability of Information Regarding Shares
     The Trust (or the Listing Market) intends to maintain a website that will include the Prospectus and SAI, and additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund. The website and information will be publicly available at no charge. The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Fund will make available on a daily basis and intra-day basis as necessary through NSCC the names and required number of shares of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Amount. On each Business Day, before commencement of trading in Shares on a Fund’s Listing Market, the Fund will disclose on its website the identities and weightings of the component securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.25
     With respect to the Funds, in addition to the list of names and amount of each security constituting the current Deposit Securities of the Portfolio Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per outstanding Share of each Fund, will be made available. Unlike existing ETFs, there will be no underlying benchmark index the performance of which the Fund seeks to match. Consequently, there will be no intra-day index information provided to shareholders of the Funds. Nonetheless, Applicants expect the Listing Market to disseminate, every 15 seconds during the Listing Market’s regular trading hours, through the facilities of the Consolidated Tape Association, an amount per individual Share representing the sum of the estimated Cash Amount and the current value of the Deposit Securities. This amount represents the estimated NAV of a Share. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.
     G. Operational Fees and Expenses
     All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Advisor or sub-advisor(s), if any, the Fund’s administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a

[25]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, the listing fees, fees of the securities lending agent, if any, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of Trustees who are not “interested persons” (as defined in section 2(a)(19) of the Act) of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing and mailing Prospectuses and SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Advisor or some other party. Each Fund’s investment advisory contract with the Advisor and the fees payable thereunder will be approved pursuant to section 15(c) of the Act and comply with the provisions of the Advisers Act. For its services, the Advisor will receive an advisory fee, accrued daily and paid monthly, on an annualized basis, of a specified percentage of the average daily net assets of each Fund. The advisory fees paid by the various Funds may differ, and the advisory fee payable for each Fund pursuant to the investment advisory contract will be disclosed in its Prospectus. The Advisor will pay fees to the sub-advisor(s), if any, out of the fees the Advisor receives pursuant to the advisory contract. The administrator, transfer agent and custodian will provide certain administrative, fund accounting, transfer agent and custodial services to each Fund for aggregate fees based on a percentage of the average daily net assets of the respective Fund, out of which it will be expected to pay any fees to sub-administrators, if any. The Advisor, the administrator, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.
     H. Shareholder Transaction Expenses
     No sales charges for purchases of Shares of any Fund will be imposed. As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.
     I. Shareholder Reports
     With each distribution, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions.
     Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

     J. Regulatory Concerns.
     In developing the structure and investment process of the Funds, Applicants seek to address all of the regulatory concerns raised in the Concept Release.
•	Transparency of the Fund’s Portfolio
          The Applicants believe that investors have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and thereby minimize the probability that shares of an ETF will trade at a significant premium or discount to NAV. Each Fund would provide at least the same level of transparency in portfolio holdings as currently found in existing index based ETFs. Applicants believe that the best way to ensure effective arbitrage activity in the Shares of the Funds is to provide the full portfolio holdings of the Fund to market participants.26 In this way arbitrageurs will be able to (1) precisely measure the premium or discount that is created when the market price of a Fund’s Shares deviate from NAV and (2) precisely calculate the arbitrage opportunity they could capture through the creation and redemption process. As described above, the Advisor proposes to provide full transparency of each Fund’s portfolio each day.27
          Because the Funds will be actively managed, there are certain concerns regarding full transparency that must be addressed. That is because disclosing the daily portfolio holdings of the Fund could incite predatory trading by third-party investors, such as “front running” and “free riding.” Applicants, however, believe that the use of ETFs as the primary underlying

[26]	See Concept Release at 10 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

[27]	See footnote 10, supra.

investments of the Funds avoids the issues associated with front-running. Applicants believe this concern is significantly, if not entirely, mitigated by the fact that each Fund will primarily invest in shares of underlying ETFs, which by design trade at or near their NAV.28 Thus, it is unlikely that an investment by a Fund would have a material impact on the market price of an underlying ETF. Therefore, a Fund should never have to pay significantly more for a portfolio security than its NAV as a result of the market being aware of a change in the Fund’s allocation of assets among the underlying ETFs. In addition, the disclosed portfolio will only reflect trades that have already been effected.29
•	Liquidity of Securities in the Fund’s Portfolio
          Each Fund will primarily hold shares of underlying ETFs that are listed and traded on a U.S. or a non-U.S. securities exchange. As described more fully below, just like each Fund, each underlying ETF will have a designated specialist or market participant that will ensure that there is a liquid market for shares of the underlying ETFs.
•	Other Operational Issues
          The Applicants are not aware of any other issues that could cause a Fund to operate differently from an index-based ETF, or that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units from a Fund. In fact, because the Funds will primarily invest in equity securities traded on a U.S. or a non-U.S. securities exchange, Applicants believe that the operation of the Funds will be identical to the

[28]	See Concept Release at 10 (“Because of arbitrage opportunities inherent in the ETF structure, ETF shares generally have not traded in the secondary market at a significant premium or discount in relation to NAV.”).

[29]	See footnote 25, supra.

vast majority of equity index-based ETFs.
•	Potential Discrimination Among Shareholders
          The Commission raised a concern in the Concept Release that for actively managed ETFs, significant deviations could develop between the market price and the NAV of an actively managed ETF’s shares. As discussed above, because each Fund is designed to ensure effective arbitrage activity, Applicants do not believe that there is any greater risk that a deviation would develop between the market price of the Shares of a Fund and the NAV of the Shares of the Fund.
•	Potential Conflicts of Interest for an ETF’s Investment Adviser
          The Commission also observed in the Concept Release that the operation of an ETF — specifically, the process in which a Creation Unit is purchased by delivering a Basket of securities to the ETF, and redeemed in exchange for a Basket of securities — may lend itself to certain conflicts for the ETF’s investment adviser, who has discretion to specify the securities included in the Baskets. The Commission stated that these conflicts would appear to be minimized in the case of an index-based ETF because the universe of securities that may be included in the ETF’s portfolio generally is restricted by the composition of its corresponding index. The Commission surmised that the same would not appear to be the case for an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. Applicants believe that because the universe of investments for the Funds is primarily shares of underlying ETFs, which are highly liquid and designed to trade at or near NAV, there are few opportunities for the investment adviser to select a portfolio security for the benefit of an affiliate rather than Fund shareholders. However, one potential conflict of interest arises when the investment adviser chooses to invest in shares of an affiliated ETF. This conflict of interest, however, is not unique to the Funds. Rather, this is the same conflict of interest encountered by any investment adviser who seeks to operate a fund of funds, or invests to any extent in shares of affiliated investment companies. Section 12(d)(1)(G) of the Act reflects a Congressional determination that certain so-called fund of funds arrangements within the same group of investment companies do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B) of the Act. Recently, the Commission also expressed its increased comfort with funds of funds that were not exclusively investing in the same group of investment companies when it adopted Rule 12d1-2 under the Act.30 Should a Fund ever invest in an affiliated underlying ETF, the Fund’s registration statement will contain appropriate disclosure.
•	Prospectus Delivery in Connection with Secondary Market Purchases
     The primary disclosure documents with respect to the Fund Shares will be the Prospectus. As with all investment company securities, the purchase of Shares in Creation Unit-size aggregations from a Fund will be accompanied or preceded by a statutory prospectus. Similarly a statutory prospectus will accompany each secondary market trade of Shares. Applicants will arrange for dealers selling Shares in the secondary market to provide purchasers with a prospectus.
     K. Compliance with Section 12(d)(1)
     Section 12(d)(1)(A) of the Act generally prohibits a registered investment company such as the Funds from acquiring securities of an investment company if such securities represent

[30]	See Investment Company Act Release No. 27399 (June 20, 2006).

more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.
     On April 15, 2003, the Commission issued an order to iShares Trust and iShares, Inc. (the “iShares ETFs”) pursuant to Section 12(d)(1)(J) of the Act exempting certain transactions involving the iShares ETFs from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the iShares ETFs from Section 17(a) of the Act.31 The exemptions granted in that order permit registered open-end management investment companies that are not part of the same “group of investment companies” as the iShare ETFs within the meaning of Section 12(d)(1)(G)(ii) of the Act to acquire shares in series of the iShares ETFs. Since then the Commission has issued several other orders to other ETFs, including ETFs sponsored by Vanguard, State Street Global Advisors and Rydex Investments beyond the limits of sections 12(d)(1)(A) and 12(d)(1)(B).
     Applicants will only invest in unaffiliated ETFs that have received such exemptive relief from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Applicants intend to enter into participant agreements with such ETFs and purchase shares of those ETFs beyond the limits of sections

[31]	iShares Trust, et al., Investment Company Act Rel. Nos. 25969 (March 21, 2003) (notice) and 26006 (April 15, 2003) (order).

12(d)(1)(A) and 12(d)(1)(B) in reliance upon the relief. To the extent that a Fund may invest in ETFs that are part of the same “group of investment companies” as the Funds beyond the limits of sections 12(d)(1)(A) and (B), it will do so in reliance on section 12(d)(1)(G).
IV. IN SUPPORT OF THE APPLICATION
     A. Summary of the Application
     Applicants seek an order from the Commission permitting: (1) a Fund to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units, all as more fully set forth below.
     The exemptive relief specified below is requested pursuant to section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:
if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].
     The Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; attract capital to the U.S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds.32 The Applicant’s believe the proliferation of volatile and narrowly defined ETFs including ETFs based on the micro-capitalization stocks, commodities, and leveraged indices enhance the need for a professionally managed solution for investors that provide the same structural benefits of the underlying ETFs.
     The Commission has indicated that section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors. As such, the Applicants believe the Shares of the Funds are appropriate for exemptive relief under section 6(c).
     The Applicants have made every effort to achieve its stated objectives in a manner consistent with existing statutory and regulatory constraints. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio

[32]	Because creations and redemptions are primarily done in-kind, the Funds generally do not generate capital gains to the same degree as a traditional mutual fund.

to meet redemptions, to permit the maximum amount of resources of each Fund to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.
     With respect to the exemptive relief specified below regarding section 17(a)(1) and 17(a)(2), relief is requested pursuant to section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
“the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].”
The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, the Applicants believe the proposed transactions described herein meet the section 17(b) standards for relief because the term of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of each Fund as described herein; and are consistent with the general purposes of the Act.
     The Applicants believe that the use of efficiently traded ETFs as the underlying investment, and a lack of a benchmark index will not negatively impact the operations of the Funds. The Advisor and the Listing Market will disseminate sufficient information to ensure that investors will be able to determine the value of the underlying portfolio of each Fund on a daily basis, and provide a close estimate throughout the day. In this way, investors will be able to compare the market price of the Shares to the estimated NAV to determine if there is any significant difference.
     Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release. The Concept Release highlighted several issues that could impact any actively managed ETF, including the transparency of a fund’s portfolio, the liquidity of the securities in a fund’s portfolio and concerns regarding front running due to transparency. The Funds’ portfolio will be equally as transparent as an index-based ETF. Each Fund will disclose the contents of its portfolio each day. With respect to predatory trading, such as front running, the Applicants believe this concern is significantly, if not entirely, mitigated by the fact that each Fund will primarily invest in shares of underlying ETFs, which by design will trade at or near their NAV. Thus, it is unlikely that a Fund would ever have to pay significantly more for a portfolio security as a result of the market being aware of that the Fund has changed its allocation of assets among underlying ETFs.
     The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted the Prior ETFs.

     B. Benefits of the Proposal
     The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors. Applicants believe that extending the relief typically given to index based ETFs to the Funds will result in additional benefits, including but not limited to:
•	providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security replicating a broad portfolio of professionally managed ETFs at negotiated prices throughout the trading day;

•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market thereby allowing such order flow to be handled more efficiently and effectively;

•	providing an easy and inexpensive method to clear and settle a portfolio of ETFs; and

•	providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of ETFs.

•	Providing all investors access to institutional quality investment managers, with the benefits of ETFs, and, due to the exchange traded nature of the Funds, in a structure that ensures all investors have access to the Funds.
     1. Intra-Day Trading
     Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Listing Market, will trade throughout the Listing Market’s regular trading hours. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to their net asset or redemption value, in marked contrast to closed-end investment companies.33 The continuous ability to purchase and redeem Shares in Creation Units also means that Shares prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.
     2. Maintaining a Competitive Position in the Global Securities Markets
     To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as those to be offered by the Trust will provide investors new opportunities for investment. By providing a wide range of investors with a U.S. exchange-traded security that also permits the investor, at the investor’s election, to participate in significant segments of various securities markets, the Applicants believe that the proposed new Shares will benefit the markets.
     3. Trading History of Similar Products
     The degree of correspondence between the market prices and NAVs of various iShares Funds has been remarkably close. For example:
•	For the 1 year period ending March 31, 2009, the average deviation between the daily closing price and the daily NAV of the iShares Barclays 1-3 Year Treasury Bond Fund was plus 0.0427% (i.e., a premium of 0.0427%) and the maximum deviation for the period from April 1, 2008 through March 31, 2009 was minus 0.2875% (i.e., a discount of 0.2875%).

[33]	See Section IV. B. 3. immediately below for a discussion of the trading history of iShares in relation to their respective NAVs.

•	For the 1 year period ending March 31, 2009, the average deviation between the daily closing price and the daily NAV of the iShares Barclays 3-7 Year Treasury Bond Fund was plus 0.0340% (i.e., a premium of 0.0340%) and the maximum deviation for the period from April 1, 2008 through March 31, 2009 was minus 1.2335% (i.e., a discount of 1.2335%).
•	For the 1 year period ending March 31, 2009, the average deviation between the daily closing price and the daily NAV of the iShares Barclays Short Treasury Bond Fund was plus 0.0550% (i.e., a premium of 0.0550%) and the maximum deviation for the period from April 1, 2008 through March 31, 2009 was plus 0.6635% (i.e., a premium of 0.6635%).
     The figures cited above represent the maximum deviation between a product’s market price and its NAV during the most recent 12-month period. Of course, no one can guarantee that, in the future, the maximum deviation figures may not on rare occasion exceed the figures shown here. However, the figures shown represent the worst-case scenario over the most recent 12 months. Moreover, for both of the products described above, the average deviation between market price and NAV is substantially less than the maximum deviation figure cited.
     Applicants believe that the close correspondence between the NAVs and market prices of iShares is due to the arbitrage opportunities provided by the ability to purchase and redeem Creation Units of these securities. Because Shares of the Funds will have the same arbitrage feature, Applicants are confident that the market price of Shares likewise will closely track the NAV of the Shares.
     Based on the foregoing, the Applicants request the exemptive relief as set forth below.

V. REQUEST FOR ORDER
     A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
     Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in section 2(a)(32) of the Act as:
“any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”
     The Applicants believe that the Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.
     Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Shares will not vary much from its NAV. Historical data relating to other ETFs trading on national securities exchanges supports this view.
     The Applicants believe that the Commission has the authority under section 6(c) of the Act to grant the limited relief sought under sections 2(a)(32) and 5(a)(1) of the Act. The Commission is authorized by section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:
“person, security, or transaction, or any class or classes of...securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”
     The relief requested and the structure described in this Application are very similar to that granted by the Commission to the Prior ETFs permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application, with respect to sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the orders granted to the Prior ETFs and merit the same relief.
     Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Units.34 Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.
     As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Trust’s securities may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of section 1 of the Act, and, accordingly, the Applicants hereby request that the Application for an order of exemption be granted.
     B. Exemption from the Provisions of Section 22(d) and Rule 22c-1
     Section 22(d) of the Act provides that:
“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.”
     Rule 22c-1 provides in part, that:

[34]	See the discussion in Section IV. B. 3. “Trading History of Similar Products.”

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security... .”
     Shares of each Fund will be listed on the Listing Market and an Exchange Specialist will maintain a market for such Shares. The Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of the Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.
     Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under section 6(c) of the Act exempting the Applicants from the provisions of section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Market at prices based on a bid/offer market, rather than the NAV per Share of the relevant Fund as next computed. The concerns sought to be addressed by section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each Fund. While there is little legislative history regarding section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.35
     The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.36 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.
     With respect to the third possible purpose of section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing them on the Listing Market or by creating a Creation Unit of such Shares by making the requisite Portfolio Deposit (subject to certain conditions); therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. In addition, secondary market transactions in Shares of a Fund should

[35]	See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

[36]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing shareholders.

generally occur at prices roughly equivalent to their NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants understand that, to date, iShares have consistently traded on an exchange, at, or very close to, their respective NAVs. See Section IV.B.3. “Trading History of Similar Products” above. Applicants therefore have strong reason to believe that the trading experience of Shares should closely resemble that of iShares.
     The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of each Fund will be primarily determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Securities held in a Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV next computed by the Trust. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV before selling or purchasing. Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. (See, Section III. B. 4. “Pricing of Shares” for an expanded discussion of this advantage.) As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The underlying ETFs selected for the portfolio and their relative weighting will be disclosed daily. Further, the portfolio will be reconstituted on a daily basis pursuant to the Advisor’s strategy. Information regarding any reconstitution will be made available to all market participants.
     On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of section 22(d) and Rule 22(c)-1.
     C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
     The Applicants seek an exemption from section 17(a) of the Act pursuant to section 17(b) and section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the Funds to effectuate purchases and redemptions in-kind.
     Section 17(a) of the Act, in general, makes it:
“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .”
unless the Commission upon application pursuant to section 17(b) of the Act grants an exemption from the provisions of section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.
     Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from section 17(a) under section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by section 17(a).
     Section 2(a)(3) of the Act defines an affiliated person as:
“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the outstanding voting securities of such other person; (B) any person 5 percentum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [or an investment company] or member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors. . . .”
     Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. . . .” The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).
     There exists a possibility that, with respect to one or more Funds and the Trust, an institutional investor could own 5% or more of that Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund or the Trust under section 2(a)(3)(A) or section 2(a)(3)(C) of the Act. For so long as such an investor was deemed to be an affiliated person, section 17(a)(1) could be read to prohibit that investor from depositing the Portfolio Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund. Since the section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under sections 6(c) and 17(b) of the Act from section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.
     The Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Fund Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer.
     The Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.
     For the reasons set forth above, the Applicants believe that (i) with respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI. EXPRESS CONDITIONS TO THIS APPLICATION
     The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:37
1.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or mutual fund. Each Fund’s Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund. Each Prospectus also will prominently disclose that Shares are not individually redeemable and will disclose that owners of Shares may acquire those Shares from a Fund and tender those Shares to a Fund for redemption in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.
2.	Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by a registered investment company, and that the acquisition of Shares by investment companies and companies relying on sections 3(c)(1) or 3(c)(7) of the Act is subject to the restrictions of section 12(d)(1) of the Act.

3.	The website for the Funds, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of the closing price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

4.	The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 3(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter); and (b) the cumulative total return and the average annual total return based on NAV and closing price, calculated on a per Share basis for one-, five-, and ten-year periods (or life of the Fund, if shorter).

[37]	See note 11 supra.

5.	As long as a Fund operates in reliance on the requested order, its Shares will be listed on a Listing Market.

6.	On each Business Day, before commencement of trading in Shares on a Fund’s Listing Market, the Fund will disclose on its website the identities and weightings of the component securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

7.	The Advisor or any subadvisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

8.	The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

VII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES
     Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this application. The Applicants further state that all written or oral communications concerning this Application should be directed to:
W. John McGuire, Esq.
Michael Berenson, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 739-5654
     Also, Applicants have attached as an exhibit to the Application the required verification.
     Paul Hrabal is authorized to sign and file this document on behalf of the Advisor pursuant to the general authority vested in him as its President.
     In accordance with rule 0-5 under the Act, Applicants request that the SEC issue the requested order without holding a hearing.

     Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the SEC issue an order under sections 6(c) and 17(b) of the Act granting the relief requested by this Application.
Dated: May 20, 2009

U.S. One, Inc.
By:	/s/ Paul Hrabal
Paul Hrabal
President

EXHIBIT A — Verification
The undersigned states that he has duly executed the attached Application dated May 20, 2009 for and on behalf of U.S. One, Inc.; that he is the President of such company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Paul Hrabal
	Name:	Paul Hrabal
	Title:	President

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